EXHIBIT 99.1

Neptune Announces Action Plan to Resume Operations and Supply Customers

LAVAL, Quebec, Nov. 26, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) announced today its action plan going forward to resume operations which have been interrupted as a result of the incident that occurred on November 8, 2012 at its production plant located in Sherbrooke, Québec and to progressively supply customer demands in the interim.

Following the incident, Neptune's focus has, and continues to be, concentrated first and foremost on its employees and the families of those most affected by the incident, and supporting them through the tragedy. Quickly following the incident, Neptune has established five recovery committees composed of senior management and key employees to coordinate employee assistance, the action plan and business aspects: (1) human resources & communications, (2) sales & marketing, (3) plant reconstruction, (4) finance and (5) a strategic committee overseeing potential strategic opportunities and coordinating the efforts of all committees.

While this tragic incident had and still has a significant impact on Neptune's operations, Neptune believes it remains a viable business and is committed to recovering from the incident, which will be pursued through the implementation of a strategic action plan going forward (the "Plan") aiming to meet the following key milestones and targets:

  resuming its neutraceutical operations and certain levels of sales of its Neptune Krill Oil® products to customers in the short term;
  maintaining key customer relationships and market share, particularly until production of Neptune Krill Oil® products can reach pre-incident levels;
  reconstructing an operational plant using the expansion facility that was under completion and certain existing equipment in the expansion, which expansion and equipment do not appear to have suffered considerable damages from the incident;
  pursuing partnerships and/or arrangements with one or more strategic partners for the outsourcing of production for Neptune Krill Oil® products, both as an interim measure to ensure certain levels of production prior to its new plant being fully operational and as a longer-term strategy to diversify sources and means of production; and
  prudently managing its financial resources while continuing its product development and clinical trials, including defending its patents and intellectual property and supporting as planned the pharmaceutical development of its two subsidiaries, Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBio"), whose operations have not been interrupted as a result of the incident.

"Neptune's action plan is the result of our strategic reflection on a strong path forward, keeping the interests of our shareholders, employees, customers and partners at the top of our minds and priorities. By nature it is a multi-faceted and long-term plan, and the key lies in its execution. In a situation where we now face new challenges in a very difficult and sad circumstance for the Neptune family, we will stay committed to our new Plan and our shareholders, employees and customers," stated Mr. Henri Harland, President and Chief Executive Officer of Neptune.

Plant Reconstruction and Insurance

As a central part of the Plan, Neptune plans to rebuild an operational production facility. As its first choice, Neptune intends to reconstruct an operational plant using the expansion facility that was under completion and certain existing equipment in the expansion, which expansion and equipment do not appear to have suffered considerable damages from the incident, though additional construction and certain other equipment acquisitions should be required to bring the facility to an operational state. Neptune intends to cooperate with the relevant governmental authorities (including with respect to workers' safety and the environment) and the Sherbrooke plant reconstruction will be subject to such governmental authorities supporting the reconstruction plan and Neptune obtaining the required permits to allow for the operation of the new plant in a timely manner.

The cost and length of time to complete the reconstruction is being determined. However, we have been able to make the following assessments thus far:

  Neptune has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions, and has notified its insurers of the incident. Definitive information on specific amounts recovered will be provided when Neptune's insurance claims are settled. Due to the extent of the damage and ongoing investigation, the amount recoverable under our insurance policies and the collection of such amounts, if any, will most likely take several months.
  Neptune expects that its amounts of insurance coverage would likely allow it to fund most of the reconstruction costs. The balance of such costs are expected to be funded through a refinancing of its existing credit facility put in place to fund a portion of its previously planned expansion, which refinancing Neptune intends to seek at a later stage of its reconstruction plan, as well as through a portion of Neptune's working capital (see "Finance, Use of Public Offering Proceeds and Investor Communications" below). Neptune had already received in connection with the expansion an interest-free loan and a commitment for a governmental grant.
  Neptune is planning that its new production plant would have when operational an annual production capacity of approximately 150,000 kilograms of krill oil per year. Neptune's future plans may contemplate additional production capacity of krill oil per year and it is expected that a significant portion of Neptune's future production capacity will be provided through partnerships and/or arrangements with third-party manufacturers (see "Operations and Arrangements with Strategic Partners" below).
  Timing of the reconstruction is still uncertain and will depend on a range of factors, including the length and results of the investigation currently underway to determine the cause of the incident, cooperation of governmental authorities with respect to the reconstruction plan, and timing for obtaining the required permits. Based on a number of factors, including the aforementioned, Neptune cannot determine at this time the amount of time it will take to finalize the construction on a fully operational production facility. As an initial estimate subject to change, and based on the incomplete information currently in hand, Neptune currently expects that the new plant may be operational within a range of six to nine months.

Operations and Arrangements with Strategic Partners

A top priority of Neptune's Plan is that it maintains key customer relationships and market share even in advance of having an operational production plant. To this end, Neptune intends to deploy a strategy over the next several months that includes the following:

  Neptune intends to pursue partnerships and/or arrangements with one or more strategic partners for the outsourcing of production of Neptune Krill Oil® products, both as an interim measure to ensure certain levels of production prior to its plant being fully operational and as a longer-term strategy to diversify sources and means of production. Outsourced production is being considered in any one or more of Neptune's markets, in Canada, the United States, Europe and/or Asia. Any plans to outsource Neptune's production would take into account a number of factors including (1) the technique of production permitted within the premises, (2) space available for the purchase of equipment, (3) the amount of available time a third party would allocate to the production of Neptune Krill Oil® products, and (4) the ability to negotiate definitive agreements on terms in the best interests of Neptune.
  Neptune plans and has received orders for certain levels of sales of its Neptune Krill Oil® products to customers in the short term, with sales expected to be completed and revenue generated as early as during the fourth quarter beginning on December 1, 2012. Neptune currently has a limited inventory of krill oil products allowing it to make sales during a limited initial period of time, and intends to work towards a gradual increase of sales over the coming months, mainly through partnerships and/or arrangements with strategic partners as discussed above.
  Neptune's plans for operations and product sales during a transition period until its new plant is operational or longer term production arrangements are concluded with one or more strategic partners may help balancing cash flows and more importantly are meant to serve the strategic objectives of maintaining key customer relationships and market share. However, Neptune's operations for the foreseeable future, particularly during an initial transition period, are expected to yield significantly lower sales margins compared to the usual sales margins prior to the incident.
  Up to the incident, Neptune's growth in production has come, and was planned to come in the future, from expansion at its Sherbrooke plant. Neptune's strategic aim to outsource some of its production serves short term strategic imperatives since Neptune will not directly benefit from a production plant for an interim period of time, but is intended to also mark a longer term strategic shift from a one-plant production model to more diversified sources of production.
  Neptune intends to continue the development of its Neptune Krill Oil® portfolio of products and to maintain and defend its patents and its intellectual property rights in NKO® and EKO™ and its product candidates. It will also continue to maintain and develop its intellectual property portfolio and to protect it against infringement by third parties.

Human Resources

Despite the loss of its operating production facility, Neptune plans to retain approximately 30 of its Sherbrooke employees (10 full-time and 20 part-time) employed to work on the reconstruction of an operational production facility. Neptune has been forced in the circumstances to temporarily layoff over 70 employees in Sherbrooke and at its Laval head office. The duration of the layoff has not been determined and is dependent on Neptune's ability to resume production at a new operational production facility.

As previously disclosed, Neptune has set up a charitable fund to provide assistance to the employees and families most affected by the incident. The fund is already active and has permitted the payment of certain employee salaries on an interim basis after the incident. As of now the fund serves immediate and urgent needs of the families of the victims, but in the longer term Neptune wishes that it remain in place and contribute to helping employees in need. Neptune is in the process of setting up a not-for-profit organization that will assist in collecting and redistributing donations.

Senior management and employees of Neptune will be taking salary reductions of at least 20% for an interim period during Plan implementation. These salary reductions may be paid in full or in part at a later date upon, among other things, a successful implementation of the Plan and improved financial results of Neptune. Neptune and its subsidiaries intend to provide incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. Neptune expects the decrease of its workforce and reductions in salary to save approximately 45% of its labour costs while such measures are in place.

Finance, Use of Public Offering Proceeds and Investor Communication

On October 2, 2012, Neptune announced the closing of its public offering for gross proceeds of approximately US$34.1 million (the "Public Offering"). If Neptune is able to execute its Plan successfully and recover sufficient amounts under its insurance policies, in addition to its cost cutting measures, Neptune believes that the proceeds of the Offering can ultimately be deployed, over a longer period of time than initially planned given the incident, in substantially the same allocation as was disclosed in connection with the Public Offering, except that the amount of approximately $US5 million initially allocated to the expansion of its Sherbrooke plant may now otherwise be used towards the production of Neptune Krill Oil® products, either in connection with the reconstruction of an operational production facility or partnerships and/or arrangements with strategic partners for the production of Neptune Krill Oil® products.

Neptune will continue disclosing its financial statements and other continuous disclosure documents within applicable prescribed delays, and in connection with the announcement of quarterly or annual results will hold a conference call with investors and analysts. Neptune will however suspend for an indefinite period of time its practice of providing revenue guidance at the end of each quarter.

Incident Investigation and Environment

Neptune continues to cooperate with the governmental authorities for the ongoing investigation to determine the cause of the incident. Until completion of the investigation, Neptune cannot provide any further information regarding the cause of the incident. Neptune continues to work with appropriate governmental agencies on the cleanup efforts at the site.

On November 16, 2012, Neptune received from the Québec Ministry of Environment a notice alleging environmental non-compliance relating to specific equipment acquisitions by Neptune and its plant expansion. Further to wrong assertions in the media that such notice may relate to acetone levels, Neptune clarified in media statements that the notice received had nothing to do with the level or the compliance of the total amounts of acetone stored on the Sherbrooke plant site and indicated that the total amounts of acetone stored inside and/or outside the plant as of and including the date of the incident were in conformity with the certificate of authorization issued by the Québec Ministry of Environment in 2002. Neptune is cooperating with the Ministry of Environment with the view to settle the notice alleging non-compliance.

Neptune also provided to the Ministry of Environment a dismantling and cleaning plan for the destroyed plant, accompanied by an environmental monitoring program for soil, surface water and groundwater.

Activities of Neptune's Subsidiaries - Acasti Pharma Inc. and NeuroBioPharm Inc.

As previously disclosed, the day-to-day operations and business of Acasti have not been interrupted. CaPre®, Acasti's lead prescription candidate, is currently being evaluated in two Phase II clinical trials, an open-label and a double-blind studies, with scheduled interim reports for the latter. All required material for both studies had already been produced. Both CaPre® and Onemia™, Acasti's product marketed in the United States as a "medical food", are stored in U.S. facilities outside Neptune's affected plant. Inventories of CaPre® and Onemia™ are adequate, the market supply of Onemia™ will continue as planned and the ongoing clinical trials on CaPre® are not interrupted as a result of the incident. Raw material required to produce additional Onemia™ is available and is stored outside Neptune's affected plant and future production of Onemia™ will be negotiated with third party manufacturers. Acasti will continue to be dependent on the support of Neptune as its controlling shareholder.

Although it is at a much earlier stage of development, NeuroBio will stick to its business plan and research and development activities will continue as planned, although milestones and the start of commercialization may be delayed. NeuroBio will also continue to be dependent on the support of Neptune as its controlling shareholder.

We would like to recognize and thank our shareholders for their support and understanding while we implement our Plan.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune has a patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Asian neutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti (TSX-V:APO) and NeuroBio, in which Neptune respectively holds 57% and 99% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Investors should keep in mind that the Plan discloses intentions and expectations of Neptune. By its very nature, the Plan constitutes almost entirely forward looking information, and in the circumstances investors are cautioned to pay particular attention to the information provided below. Actual execution of the Plan will be critically important, and given that it is multi-faceted and long-term the Plan may be varied over time to adapt to Neptune's changing situation.

Forward-looking information can be identified by the use of terms such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "potential", "continue" or other similar expressions concerning matters that are not statements about the present or historical facts. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and include, but are not limited to, statements about:

  Neptune's ability to generate revenue through the successful execution of the Plan;
  Neptune's ability to enter into third party supply and production agreements on terms favourable to Neptune, and the ability of Neptune to maintain sufficient inventory levels and meet customer demands as a result of these third party supply and production agreements;
  Neptune's ability, through its distribution partners, to continue to successfully commercialize Neptune Krill Oil® products and to maintain a market share position for krill oil products;
  the continued cooperation and ultimate support of governmental authorities with respect to the reconstruction plan;
  Neptune's ability to obtain any required permits to reconstruct an operational production facility in a timely fashion and to achieve annual production capacities of krill products as projected;
  Neptune's ability to recover all available insurance proceeds relating to the incident under its various insurance policies;
  Neptune's ability to obtain refinancing of its existing credit facility, on terms favourable to Neptune, in order to provide additional capital sources for the reconstruction of an operational production facility;
  Neptune's ability to use the net proceeds from its recent public offering for the purposes identified in Neptune's prospectus dated September 19, 2012;
  Neptune's ability to maintain and defend its patents and intellectual property rights in NKO® and EKO™ as well as in its product candidates;
  Neptune's expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures; and
  Neptune's ability to continue to invest in product development and clinical trials, including supporting the pharmaceutical development of its two subsidiaries, Acasti and NeuroBio.

Although the forward-looking information is based upon what we believe are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. Certain key assumptions made in providing the forward-looking information include the following:

  the generation of any material revenue prior to having an operational production facility assumes that Neptune will be able to enter the necessary third-party arrangements for the production of krill oil products;
  sales objectives for its krill oil products assume that Neptune will be able to maintain customer relationships and that demand for its products will continue;
  plans for the reconstruction of an operational production facility, the timing of such reconstruction and the anticipated use of the proceeds from the Public Offering assume that Neptune will be able to recover in full the amounts of its insurance coverage, that it will be able to refinance its existing credit facility to provide additional capital sources that may be required for the reconstruction in excess of its insurance coverage and that no unexpected event will require uses of its cash for reasons other than the reconstruction of an operational production facility and the identified purposes for using the proceeds from the Public Offering;
  plans for the reconstruction of an operational production facility also assume that Neptune will obtain the required governmental approvals and permits in a timely manner;
  expenses in product development or in supporting the pharmaceutical development of Neptune's two subsidiaries, Acasti and NeuroBio, assume that Neptune will not be required to use funds currently allocated to product development for the purpose of the reconstruction of an operational production facility or to cover costs or expenses arising out of unexpected events;
  Neptune's strategy to conclude partnerships and/or arrangements with strategic partners for the production of krill oil products assumes that Neptune will be able to identify third parties for that purpose, that such third parties will have the required resources to support the production of Neptune's products in a timely manner and that Neptune will be able to enter into agreements with such third parties on terms favourable to Neptune; and
  Neptune's Plan assumes that Neptune will be able to continue to meet the continued listing requirements of the NASDAQ Stock Market and the Toronto Stock Exchange.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:

  the risk that despite its best efforts, Neptune will not be able to continue to successfully commercialize Neptune Krill Oil™ products and that its market share of krill oil products will erode;
  the risk that Neptune may receive less insurance coverage than expected;
  the risk that future uncertainties may compromise Neptune's ability to achieve the implementation of the Plan, on time or at all;
  the risk that Neptune will not be able to generate sufficient revenue even despite a successful execution of the Plan;
  the risk that Neptune will not be able to enter into third party supply and production agreements in a timely manner on terms favourable to Neptune;
  the risk that Neptune will not be able to maintain sufficient inventory levels nor meet customer demands as a result of the failure to enter into third party supply and production agreements;
  the risk that the investigation surrounding the incident at the production facility could be delayed and that the results from the investigation could have a negative impact on the Plan;
  the risk that Neptune will not obtain required permits to reconstruct an operational production facility in a timely fashion or that governmental authorities will not support Neptune's reconstruction plan;
  the risk that additional inspection or work reveal damages that have not yet been assessed to the expansion facility that was under construction and that is intended to form part of Neptune's future operational production facility;
  the risk that Neptune may face environmental liability, either as a result of environmental contamination that cannot currently be assessed resulting from the incident, or as a result of the notice alleging environmental non-compliance received from the Québec Ministry of Environment;
  the risk that Neptune will not succeed in restoring its production capacities of krill oil products as projected;
  the risk that Neptune will not be able to maintain its projected use of the remaining net proceeds from its recent public offering for the purposes identified in Neptune's prospectus dated September 19, 2012;
  the risk that Neptune will not be able to obtain refinancing of its existing credit facility, on terms favourable to Neptune, in order to provide additional capital sources as may be required for the completion of the expansion project of Neptune's manufacturing facility;
  the risk that Neptune will not be successful in its efforts to maintain and defend its patents and intellectual property rights in NKO® and EKO™ as well as in its product candidates;
  the risk that its financial performance deteriorate as a result of the incident or that Neptune be forced to allocate funds to cover costs or expenses arising out of unexpected events;
  the risk that Neptune will not be able to continue to invest as planned in product development and clinical trials, or the pharmaceutical development of its two subsidiaries, Acasti and NeuroBio;
  the risk that despite its best efforts, Neptune will not be able to attract or retain skilled labour and key management personnel;
  the risk that, due to the incident, lawsuits may be brought against Neptune by the government or third parties, including claims for liability, and that Neptune's insurance liability coverage not cover fully or at all losses that may arise from such lawsuits or claims; and
  the risk that Neptune may face intensified competition while it does not have an operational production facility.

Consequently, all forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Due to the risks and uncertainties outlined in this press release, as well as the risks and uncertainties identified by Neptune in its Annual Information Form and other public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Neptune Technologies & Bioressources Inc.
         Jean-Daniel Belanger, Director, Securities and
         Corporate Affairs
         +1.450.687.2262
         j-d.belanger@neptunebiotech.com
         www.neptunebiotech.com

         Neptune Technologies & Bioressources Inc.
         Frederic Harland, Director of Finance
         +1.450.687.2262
         f.harland@neptunebiotech.com
         www.neptunebiotech.com